SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. 3)

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ASPECT COMMUNICATIONS CORPORATION
(Name of Registrant as Specified in Its Charter)

SCEPTER HOLDINGS, INC.
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED JANUARY 21, 2003

SCEPTER HOLDINGS, INC.

301 Commerce Street, Suite 2975
Fort Worth, Texas 76102

PROXY STATEMENT
IN OPPOSITION TO MANAGEMENT OF
ASPECT COMMUNICATIONS CORPORATION

SPECIAL MEETING OF SHAREHOLDERS
January 21, 2003

     This Proxy Statement is furnished by Scepter Holdings, Inc. ("Scepter") to common shareholders of Aspect Communications Corporation (the "Company") in connection with its solicitation AGAINST approval of the Vista Transaction (as defined below) at a Special Meeting of the Company's shareholders (the "Company Special Meeting") scheduled to be held on January 21, 2003. Scepter is the ultimate general partner of one of the groups of investment entities located in Fort Worth, Texas that are herein collectively referred to as "Q Investments."

     FOR THE REASONS SET FORTH HEREIN, SCEPTER IS URGING SHAREHOLDERS TO VOTE NO WITH RESPECT TO THE VISTA TRANSACTION. REGARDLESS OF HOW MUCH STOCK YOU OWN, YOUR VOTE IS VERY IMPORTANT.

     The Company Special Meeting is being called to consider, among other things, approval of the issuance and sale by the Company, pursuant to a private placement, of $50 million of the Company's Series B convertible preferred stock pursuant to a Preferred Stock Purchase Agreement with Vista Equity Fund II, L.P. ("Vista"), and the issuance of approximately 22.2 million shares of the Company's common stock, subject to certain protections and adjustments, upon the conversion of the Series B convertible preferred stock (the "Vista Transaction"). The Company has stated in its definitive Proxy Statement filed with the Securities and Exchange Commission on December 9, 2002 (the "Company Proxy Statement") that the Company Special Meeting will be held at 10:00 a.m. local time, on January 21, 2003, at the Company's principal executive offices at 1320 Ridder Park Drive, San Jose, California 95131. The Company has also stated in the Company Proxy Statement that the close of business on December 5, 2002 has been fixed as the record date (the "Record Date") for determining shareholders entitled to notice of and to vote at the Company Special Meeting. This Proxy Statement is first being mailed to shareholders on or about January              , 2003.

     If you are a holder of record of the Company's common stock on the Record Date, please vote NO by completing the Company's proxy card and returning it to the Company in the envelope provided by the Company. Please do not return the Company's proxy card to Scepter. If you have already submitted a proxy card and wish to change your vote, you may do so by delivering to the Company, at its principal office at 1320 Ridder Park Drive, San Jose, California 95131 marked for the attention of Gary A. Wetsel, a written notice of revocation or a duly executed later-dated proxy, or by attending the Company Special Meeting and voting in person. For assistance or further information, please call D. F. King & Co., Inc. ("D. F. King"), which is assisting us in this matter, toll free at 1-800-487-4870 or collect at 212-269-5550.

       Because Amalgamated Gadget, L.P., on behalf of R2 Investments, LDC, has entered into a cash settled total return swap arrangement with respect to $129,811,000 principal amount of the Company's Zero Coupon Convertible Subordinated Debentures, Scepter may have interests that are different from, or in addition to, the interests of shareholders who hold only common stock. However, Scepter's intent in designing the Scepter plan described herein is to align its interests solely with those of the common shareholders rather than those of the bondholders. See "Why You Should Just Vote No--Scepter's Ownership Interests" below.

     THESE ARE PRELIMINARY PROXY MATERIALS AND, IN ACCORDANCE WITH UNITED STATES SECURITIES LAWS, DO NOT INCLUDE A PROXY CARD. ONCE OUR PROXY MATERIALS BECOME DEFINITIVE, YOU WILL RECEIVE ANOTHER COPY OF THESE MATERIALS.

WHY YOU SHOULD JUST VOTE NO

     Scepter believes that you should vote AGAINST approval of the Vista Transaction at the Company Special Meeting for the reasons outlined below.

     SCEPTER BELIEVES THE VISTA TRANSACTION DOES NOT SUFFICIENTLY SERVE THE INTERESTS OF COMMON SHAREHOLDERS. THE VISTA TRANSACTION WILL DILUTE EXISTING SHAREHOLDERS BY APPROXIMATELY 30%, AND YET WILL GIVE VISTA ANTI-DILUTION PROTECTION SUCH THAT IF THE COMPANY ISSUES ANY STOCK IN THE FUTURE, VISTA HAS THE RIGHT TO PARTICIPATE TO MAINTAIN ITS PERCENTAGE OWNERSHIP (SUBJECT TO CERTAIN STANDARD EXCEPTIONS SUCH AS ISSUANCES OF STOCK TO OFFICERS, DIRECTORS AND EMPLOYEES, ISSUANCES OF STOCK UPON CONVERSION OF THE SERIES B CONVERTIBLE PREFERRED STOCK OR OTHER CONVERTIBLE SECURITIES, ISSUANCES OF STOCK IN CONNECTION WITH A STOCK SPLIT, SUBDIVISION, RECAPITALIZATION OR STOCK DIVIDEND, AND ISSUANCES OF STOCK IN CONNECTION WITH ACQUISITIONS OF OTHER BUSINESS ENTITIES). SCEPTER IS SHOCKED THAT THE COMPANY'S BOARD GAVE VISTA THIS PROTECTION WHILE AT THE SAME TIME AGREEING TO DILUTE EXISTING SHAREHOLDERS BY APPROXIMATELY 30% WITHOUT GIVING THEM THE OPTION TO PARTICIPATE IN THIS DEAL.

     THE COMPANY'S DEFINITIVE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 16, 2003 STATES: "VISTA HAS COMMITTED TO INVEST $50 MILLION FOR 50,000 SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK. THE 50,000 SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK WILL INITIALLY BE CONVERTIBLE INTO APPROXIMATELY 22.2 MILLION SHARES OF OUR COMMON STOCK. AS OF OCTOBER 31, 2002 WE HAVE 53,038,358 SHARES OF COMMON STOCK OUTSTANDING. AFTER THE PRIVATE PLACEMENT, VISTA WILL HOLD SHARES REPRESENTING APPROXIMATELY 29.5% OF THE TOTAL SHARES OUTSTANDING, ON A FULLY DILUTED BASIS (ASSUMING CONVERSION AT THE INITIAL CONVERSION PRICE)."

     SCEPTER BELIEVES THAT THERE IS A FAIRER WAY TO RAISE CAPITAL FOR THE COMPANY, ESPECIALLY WHEN THE COMPANY IS EFFECTIVELY SELLING APPROXIMATELY 30% OF THE COMPANY FOR $2.25 PER SHARE, WHEN THE COMPANY'S COMMON STOCK CLOSED AT $2.94 ON JANUARY 17, 2003. SCEPTER BELIEVES THAT THE FAIRER WAY IS TO LET ALL SHAREHOLDERS OF THE COMPANY PARTICIPATE IN A RIGHTS OFFERING OF PREFERRED STOCK ON SUBSTANTIALLY THE SAME TERMS AS THOSE OFFERED TO VISTA, WITH THE DIFFERENCES ARISING FROM THE FACT THAT THE VISTA TRANSACTION IS A DILUTIVE PRIVATE EQUITY DEAL AND THE RIGHTS OFFERING IS A PUBLIC RIGHTS OFFERING THAT IS ONLY DILUTIVE TO SHAREHOLDERS WHO CHOOSE NOT TO PARTICIPATE IN THE RIGHTS OFFERING. SEE "SCEPTER'S PLAN" AND "SCEPTER'S SPECIAL MEETING--THE OTHER SOLICITATION" BELOW.

     SCEPTER BELIEVES THAT ITS PROPOSED PLAN (THE "SCEPTER PLAN"), WHICH IS SET FORTH IN GREATER DETAIL IN A SEPARATE PROXY STATEMENT THAT IS ATTACHED HERETO AS EXHIBIT A AND WAS FIRST FILED AS A PRELIMINARY PROXY STATEMENT BY SCEPTER WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 2002 (THE "SCEPTER SPECIAL MEETING PROXY STATEMENT"), WILL BETTER ALIGN THE COMPANY'S INTERESTS WITH THOSE OF ITS SHAREHOLDERS BY REPLACING THE CURRENT BOARD OF DIRECTORS WITH A TEMPORARY SLATE OF DIRECTORS THAT WILL (SUBJECT TO THEIR FIDUCIARY DUTIES UNDER CALIFORNIA LAW):

    SERVE TEMPORARILY ONLY UNTIL THE COMPANY'S NEXT ANNUAL MEETING, WHICH WILL BE HELD BEFORE THE END OF JUNE 2003;

    WAIVE HIS OR HER RIGHT TO RECEIVE ANY CASH, STOCK OR OPTIONS FROM THE COMPANY FOR SERVING AS A DIRECTOR;

    TERMINATE THE VISTA TRANSACTION;

    SEEK NOMINATIONS OF ONE QUALIFIED PERSON FROM EACH OF THE LARGEST NON-EXECUTIVE SHAREHOLDERS OF THE COMPANY IN DESCENDING ORDER OF SHARE OWNERSHIP UNTIL SUCH TIME AS A SLATE OF SIX DIRECTORS IS PROPOSED FOR ELECTION BY THE BOARD AT THE NEXT ANNUAL MEETING OF THE COMPANY; AND

    EFFECT A PUBLIC RIGHTS OFFERING FOR ALL SHAREHOLDERS TO HAVE THE RIGHT TO PARTICIPATE ON SUBSTANTIALLY THE SAME TERMS AS THE VISTA TRANSACTION, WITH THE DIFFERENCES ARISING FROM THE FACT THAT THE VISTA TRANSACTION IS A DILUTIVE PRIVATE EQUITY DEAL AND THE RIGHTS OFFERING IS A PUBLIC RIGHTS OFFERING THAT IS ONLY DILUTIVE TO SHAREHOLDERS WHO CHOOSE NOT TO PARTICIPATE IN THE RIGHTS OFFERING.

FURTHER, AS SET FORTH IN GREATER DETAIL IN THE ATTACHED SCEPTER SPECIAL MEETING PROXY STATEMENT, SCEPTER IS WILLING TO HELP THE COMPANY WITH BRIDGE LOANS AT LIBOR + 100 BASIS POINTS WITH NO UPFRONT FEES IF THE RIGHTS OFFERING IS DELAYED BEYOND THE END OF JUNE 2003 AND BY PURCHASING ANY UNSUBSCRIBED SHARES IN THE RIGHTS OFFERING.

     Scepter's Plan. Scepter's plan is consequently as follows. First, for the reasons given above, Scepter is urging shareholders to vote AGAINST the Vista Transaction at the Company Special Meeting. Second, Scepter may call with other shareholders another special meeting to remove and replace the current Board of Directors of the Company (the "Board") with a new temporary Board that (subject to its members' fiduciary duties under California law) will take the actions set forth above and otherwise intends only to take such further actions during this interim period as are required by law or their fiduciary duties. See the Scepter Special Meeting Proxy Statement attached hereto as Exhibit A.

    If the Vista Transaction is nevertheless approved at the Company Special Meeting and completed prior to Scepter's special meeting, then Scepter's special meeting and proposed rights offering may no longer make sense and Scepter may consequently not proceed with its efforts to remove and replace the current Board.

    Under California law and the Company's Bylaws, a special meeting of shareholders may be called by one or more shareholders holding shares in the aggregate entitled to cast not less than ten percent of the votes at that special meeting. While Scepter owns 6.6% of the Company's common stock, it does not own the requisite ten percent to call the special meeting at this time. However, Scepter may join with one or more other shareholders who, collectively with Scepter, satisfy the ten percent ownership requirement to call the meeting. If Scepter is unable to call the special meeting with one or more other shareholders, Scepter may try to acquire the 10% necessary to call the meeting by itself. If Scepter does not acquire the 10% and is unable to join with one or more other shareholders to call the meeting, Scepter will not be able to fulfill the ten percent ownership requirement and, in that event, will not be able to call the special meeting. Shareholders should, therefore, evaluate the Vista transaction without any expectation that the special meeting will be called until such time as Scepter announces it has in fact called the special meeting. For the status of Scepter's latest efforts to call the special meeting, see "Background--Scepter's Involvement with the Company" below.

     Terminating the Vista Contract. Under the Company's stock purchase contract with Vista, the Company cannot complete the Vista Transaction without the approval of its shareholders. If a majority of the shareholders present and entitled to vote at the Company Special Meeting JUST VOTE NO to the Vista Transaction as Scepter recommends, Scepter believes the agreement with Vista may be terminated. In that event, shareholders should note that under Section 7.8 of the Vista contract and the related termination provisions of Article X, the Company will most likely be required to pay Vista Equity Partners, LLC a $1.5 million termination payment. The contract also calls for the payment to Vista Equity Partners, LLC of a $.5 million "closing fee." Scepter views these costs as reasonable in order to provide shareholders with the opportunity to participate in the rights offering to purchase preferred stock that pays a 10% dividend (subject to declaration by the Board and applicable laws relating to the declaration and payment of dividends) and is convertible into common stock at $2.25 per share, especially when the stock price of the Company's common stock closed at $2.94 on January 17, 2003. Scepter also views these costs as reasonable because the Company will pay fees of approximately $4.5 million in connection with the consummation of the Vista Transaction. The rights offering, on the other hand, is expected to cost the Company no more than $.5 million in fees. Even when the $1.5 million termination payment and the $.5 million closing fee payable to Vista Equity Partners, LLC as a result of the termination of the Vista transaction are added to the $.5 million expected rights offering fees, the Company would still pay $2 million less in expenses under Scepter's plan than under the Vista Transaction. See the Scepter Special Meeting Proxy Statement attached hereto as Exhibit A.

     Should the present Board determine that shareholder approval of the Vista Transaction may not be forthcoming and consequently attempt an alternative transaction that would not require shareholder approval, Scepter intends to pursue all of its legal remedies against the Company and, if appropriate, against the present Board personally.

      Scepter's Special Meeting -- The Other Solicitation. If Scepter's board nominees are elected at Scepter's special meeting, the board members will (subject to their fiduciary duties under California law):

    Serve temporarily only until the Company's next annual meeting, which will be held before the end of June 2003;

    Waive his or her right to receive any cash, stock or options from the Company for serving as a director;

    Terminate the Vista Transaction;

    Seek nominations of one qualified person from each of the largest non-executive shareholders of the Company in descending order of share ownership until such time as a slate of six directors is proposed for election by the board at the next annual meeting of the Company; and

    Effect a public rights offering for all shareholders to have the right to participate on substantially the same terms as the Vista Transaction, with the differences arising from the fact that the Vista transaction is a dilutive private equity deal and the rights offering is a public rights offering that is only dilutive to shareholders who choose not to participate in the rights offering.

Shareholders should note, however, that efforts to interest qualified nominees from the largest non-executive shareholders may not succeed. In that event, Scepter intends to seek nominations of qualified individuals from the next largest shareholders in descending order of ownership until a slate of six qualified individuals is in place. Accordingly, even if the current Board is removed at Scepter's special meeting and Scepter's nominees are elected, the slate of director nominees at the 2003 annual meeting may not include representatives of any of the top six largest shareholders. R2 Investments, LDC intends to nominate one qualified candidate if six qualified candidates have not been nominated by shareholders with a larger ownership interest than R2 Investments, LDC. While Scepter has contacted the largest non-executive shareholders in connection with this solicitation, discussions to date have not yet progressed far enough to permit Scepter to determine whether any of such shareholders would be interested in submitting a nominee. Currently, no one has agreed to serve as a nominee.

     Should Scepter's nominees be elected, shareholders will not be afforded a separate opportunity to vote on any of Scepter's plans, including the public rights offering. Moreover, if Scepter's nominees are elected to the Company's Board, each board member would be subject to fiduciary duties under California law, which could affect the Board's ability to implement Scepter's plan. Scepter's nominees, however, have no intention whatsoever to modify any of the plans set forth herein if elected to the board unless legal counsel for the Company at such time informs them that the implementation of such plan exactly as set forth herein violates their fiduciary duties to shareholders under California law. If the foregoing occurs, the Scepter nominees will only modify Scepter's plan set forth herein to the extent the legal counsel for the Company says such modification is necessary for the board members to comply with their fiduciary duties to shareholders under California law.

     The solicitation for Scepter's special meeting and the details of the Scepter plan are described in the Scepter Special Meeting Proxy Statement attached hereto as Exhibit A.    See "Background -- Scepter's Involvement with the Company."

     Although shareholders are not technically voting on the rights offering at the Company Special Meeting, a vote AGAINST the Vista transaction will express support for Scepter's plans and its rights offering as described above. Shareholders, however, will not be asked to separately approve the rights offering.

     Scepter's Ownership Interests. Currently, Scepter Holdings, Inc. owns beneficially (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 3,500,900 shares of the Company's common stock or approximately 6.6% of the common stock outstanding and no Zero Coupon Convertible Subordinated Debentures (the "Debentures"); however, Amalgamated Gadget, L.P., on behalf of R2 Investments, LDC, has entered into a cash settled total return swap arrangement with respect to $129,811,000 principal amount of the Debentures whereby R2 Investments, LDC is obligated to pay to its counterparty on the settlement of such swap any decrease in the notional principal amount of the swap and the counterparty is obligated to pay to R2 Investments, LDC any increase in the notional principal amount of the swap. R2 Investments, LDC (i) does not own the Debentures, (ii) has no right to obtain the Debentures on settlement of the swap since the swap is solely a cash settled swap, and (iii) has no voting or investment control over the Debentures. In fact, the counterparty is under no obligation to purchase any Debentures and R2 Investments, LDC does not know whether the counterparty in fact owns any underlying Debentures. The sole purpose of the swap transaction is to provide R2 Investments, LDC with the economic return of the underlying Debentures. As a stockholder whose interests include both the common stock and the economic return of the Debentures, Scepter's interests may differ from those of someone who owns only the common stock. For example, while stockholders are generally considered to be the owners of a corporation with their capital at risk and subordinate to the rights of creditors, debtholders are creditors whose claim on the capital of a corporation is superior to that of a stockholder. As owners, stockholders may participate in any further growth and profitability of the corporation. Holders of nonconvertible debt do not. For certain purposes (e.g., bankruptcy, insolvency, income taxation and the application of fiduciary duties) the differing interests of stockholders and debtholders may be especially significant. As owners, stockholders may also be willing to accept greater risks than debtholders, who may be primarily interested in obtaining every reasonable assurance that their principal and interest (if any) will be paid when due. Scepter's intent, however, in designing the Scepter plan described herein is to align its interests solely with those of the common shareholders rather than those of bondholders.

THE COMPANY SPECIAL MEETING

     According to the Company Proxy Statement, as of the Record Date 53,038,378 shares of the Company's common stock, par value $.01 per share (the "Common Shares"), were issued and outstanding. Each holder of Common Shares is entitled to one vote per share held on each matter to be considered at the Company Special Meeting. Approval of the Vista Transaction requires the affirmative vote of a majority of the total votes cast by holders of the outstanding Common Shares present in person or represented by proxy at the Company Special Meeting and entitled to vote at the Company Special Meeting. The Company is also proposing an amendment to the Company's Amended and Restated Articles of Incorporation to increase the number of Common Shares that the Company is authorized to issue from 100,000,000 to 200,000,000 (the "Authorized Shares Increase Proposal"). Approval of the Authorized Shares Increase Proposal requires the affirmative vote of the holders of a majority of the outstanding Common Shares.  The adoption by the shareholders of the Vista Transaction is not contingent upon the adoption by the shareholders of the Authorized Shares Increase Proposal. The required quorum is a majority of the Common Shares issued and outstanding on the Record Date, represented either in person or by proxy. Votes that are cast for or against a proposal, abstentions, and broker non-votes are counted as present for the purpose of determining the presence of a quorum for the transaction of business at the Company Special Meeting.

     For purposes of determining the number of shares voting on a particular proposal, votes cast for or against a proposal and abstentions are counted as shares voting, whereas broker non-votes are not counted as shares voting. Accordingly, an abstention will have the same effect as a vote against the proposal, and broker non-votes can have the effect of preventing approval of certain proposals where the number of affirmative votes, though a majority of the votes cast, does not constitute a majority of the required quorum. According to the Company Proxy Statement, any proxy which is returned and which is not marked as to any proposal will be voted, with respect to any such proposal, for the Vista Transaction, for the Authorized Shares Increase Proposal, and as the proxy holders deem advisable on other matters that may come before the Company Special Meeting, as the case may be with respect to the item not marked.

     Any shareholder executing and delivering the Company's proxy card may, according to the Company Proxy Statement, revoke such proxy at any time before its exercise, by delivering to the Company, at its principal office at 1320 Ridder Park Drive, San Jose, California 95131 marked for the attention of Gary A. Wetsel, a written notice of revocation or a duly executed later-dated proxy, or by attending the Company Special Meeting and voting in person.

     For the reasons set forth above under "Why You Should Just Vote No," Scepter recommends that shareholders vote AGAINST the Vista Transaction at the Company Special Meeting. Scepter plans to vote against the Vista Transaction at the Company Special Meeting and urges you to do the same. The time has come to just vote NO.

     Scepter is neither recommending a vote for nor a vote against the Authorized Shares Increase Proposal.

BACKGROUND

Who are We?

     Scepter Holdings, Inc., a Texas corporation, is wholly owned by Geoffrey Raynor of Fort Worth, Texas. Scepter is the ultimate general partner of one of the groups of investment entities located in Fort Worth, Texas that are collectively referred to herein as Q Investments, and include such entities as Acme Widget, L.P., a Texas limited partnership, Amalgamated Gadget, L.P., a Texas limited partnership, and Renegade Swish, LLC, a Texas limited liability company. Acme Widget, L.P. serves as the general partner of several U.S. based investment partnerships, and Amalgamated Gadget, L.P. provides investment management services for several Cayman Islands companies, including R2 Investments, LDC, a Cayman Islands limited duration company, and Renegade Swish, LLC is the employer of Scepter's board nominees. Scepter purchased its common stock of the Company on behalf of R2 Investments, LDC, pursuant to an investment management agreement between Amalgamated Gadget, L.P. and R2 Investments, LDC.

Scepter's Involvement with the Company

     Scepter currently owns beneficially (as such term is defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended) 3,500,900 Common Shares or approximately 6.6% of the Common Shares outstanding. In March 2001, a representative of Scepter met with representatives of the Company at the Company's headquarters in San Jose, California. Since this initial meeting, representatives of Scepter and the Company have had numerous conversations regarding the Company's future liquidity needs. In addition, in September 2002, Scepter sent a letter to the Board discussing the Company's liquidity needs and offering to discuss options with the Company regarding those liquidity needs.

     The Company then issued a press release on November 14, 2002, announcing a private placement of convertible preferred stock to Vista:

Aspect Communications Adds Strategic Investor with a $50 Million Private Preferred Equity Placement

     San Jose, Calif., November 14, 2002--Aspect Communications Corporation (Nasdaq: ASPT), the leading provider of business communications solutions that help companies improve customer satisfaction, reduce operating costs, gather market intelligence and increase revenue, today reported that it has entered into a private placement agreement with Vista Equity Partners to sell $50 million in Series B convertible preferred stock. The sale of the shares of preferred stock is subject to certain conditions, including approval by the Company's shareholders.

     "We are extremely pleased to announce this financing and our partnership with Vista Equity Partners," said Beatriz V. Infante, Aspect's Chairman, President and Chief Executive Officer.

     Each share of the Series B convertible preferred stock will be convertible into common stock at a conversion price of $2.25, or approximately 22,200,000 shares of common stock, subject to antidilution protection and certain adjustments.

     "This capital investment provides the company with increased flexibility and further strengthens our balance sheet while supporting our business objectives," said Gary A. Wetsel, Aspect's Executive Vice President, Finance, Chief Financial Officer and Chief Administrative Officer.

     Vista Equity Partners is a San Francisco-based private equity firm, which provides capital to both private and public technology enabled companies. Vista invests in dynamic, successful companies with management teams that have a long-term perspective and are committed to maintaining leadership in their markets. Vista has more than $1.2 billion in committed capital.

     "We are excited to partner with Aspect and its management team," said Robert F. Smith, Vista Equity Partners' Managing Principal. "The company has industry leading technology, focused management and a world-class installed base of customers, the combination of which creates a unique investment opportunity for Vista. Aspect fits squarely within Vista's investment purview as a technology enabled market leader."

     The Company intends the net proceeds from this financing to provide general working capital as well as additional capital to repurchase outstanding convertible subordinated debentures issued by the Company on August 10, 1998.

     Thomas Weisel Partners LLC acted as private placement agent to Aspect with respect to this transaction.

[Paragraphs headed "About Aspect Communications and "About Vista Equity Partners LLC" omitted.]

     After reviewing this press release, Scepter engaged Kelly, Hart & Hallman, P.C. and Gibson, Dunn & Crutcher LLP to assist it in connection with the present solicitation.

     Scepter filed a Proxy Statement (in preliminary form) with the Securities and Exchange Commission on December 11, 2002 for the purpose of calling a special meeting to remove the present Board and to replace it with nominees chosen by Scepter. On December 12, 2002, Scepter also filed a letter to accompany distribution copies of the foregoing.

     On December 13, 2002, the Company issued the following statements concerning Scepter's filings:

     The filings generally oppose the private placement announced by [the Company] on November 14, 2002 to sell $50,000,000 of the convertible preferred stock to Vista. In addition, the filings propose to remove the current directors of [the Company's] board of directors and elect seven directors named by Scepter and purport to describe a special meeting of the [Company] shareholders, at some future date, to vote on these proposals.

     A special meeting of the shareholders of the type referred to in Scepter's preliminary proxy statement has not been called. California law and [the Company's] bylaws provide in relevant part that a special meeting of shareholders may be called by one or more shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that special meeting. According to filings, Scepter holds only 3.5% of [the Company's] common stock. To date, [the Company] has received no request from Scepter for such a meeting, and there is no indication that shareholders holding the requisite 10% voting power will request such a meeting.

     Scepter first filed this Proxy Statement (in preliminary form) with the Securities and Exchange Commission on December 16, 2002, and proceeded with the solicitation described herein.

     On January 14, 2003, Scepter delivered a letter to the Chairman of the Company's Board suggesting that the parties pursue a mutually agreeable rights offering. On January 17, 2003, Scepter delivered a term sheet to the Company's Board outlining the terms of its proposed rights offering transaction.

     Also on January 17, 2003, Scepter issued the following letter to shareholders describing its latest efforts to call the special meeting:

January 17, 2003

Dear Fellow Shareholders of Aspect,

We will not call our special meeting for February 21, 2003. Here's why:

Scepter and one other shareholder, who together own more than 10% of Aspect's common stock, agreed to call the special meeting. Scepter and the other shareholder executed documentation to confirm their share ownership to The Depository Trust Company in New York (the record owner of the common stock) and to request Cede & Co. (DTC's agent) to deliver to the Company a notice calling the special meeting on behalf of both shareholders. Cede & Co. signed the meeting call documentation on behalf of both shareholders, and confirmed ownership of shares that we believe equaled approximately 10.48% of Aspect's common stock. While we believe that the signatures we obtained from Cede & Co. are valid and sufficient to call a special meeting under California law, we presented the notice calling the special meeting to the other shareholder for its joint signature. As of today, the deadline for submitting the notice for a special meeting on February 21, 2003, that shareholder has not signed the call notice. Thus, we will not be able to call the special meeting for February 21, 2003, but Scepter may decide to pick a date thereafter on which it will attempt to call a special meeting.

Regards,

Geoffrey Raynor

VOTING SECURITIES OUTSTANDING

     The following table provides information as to the beneficial ownership of the Common Shares by Scepter, each current director and officer, all current officers and directors as a group, and each other person who beneficially owns 5% or more of the Common Shares. The information for current directors, current officers and for all current officers and directors as a group has been taken from the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on December 9, 2002. The information for beneficial holders of 5% or more of the Common Shares has been taken from each such holder's most recent filing on Schedule 13D or Schedule 13G with the Securities and Exchange Commission. Although Scepter has no reason to believe that any such information is inaccurate or incomplete, Scepter has undertaken no independent investigation of such information and does not assume any responsibility for its accuracy or completeness.

Scepter

Name And Address Of Beneficial Owner	Common Stock	Percent Of Class
Scepter Holdings, Inc.(1) 301 Commerce Street Suite 2975 Fort Worth, Texas 76102	3,500,900	6.6%

____________________

(1) Represents 3,500,900 Common Shares that Scepter Holdings, Inc. may be deemed to own beneficially (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) in its capacity as the sole general partner of Amalgamated Gadget, L.P., which is the investment manager of R2 Investments, LDC, which is the holder of such shares. The 3,500,900 Common Shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC pursuant to an Investment Management Agreement. Amalgamated Gadget, L.P., pursuant to the Investment Management Agreement, has sole voting and dispositive power over the Common Shares and R2 Investments, LDC has no beneficial ownership of such shares. In addition, in his capacity as the sole shareholder of Scepter Holdings, Inc., Geoffrey Raynor may also be deemed to be the beneficial owner of the 3,500,900 Common Shares beneficially owned by Scepter Holdings, Inc.

Principal Shareholders, Current Directors and Named Executive Officers
Name Of Beneficial Owner	Common Stock(1)	Percent Of Class
Merrill Lynch Investment Managers (2) World Financial Center, North Tower 250 Vesey Street New York, New York 10381	5,486,405	10.3%
Capital Group International Incorporated(3) 11100 Santa Monica Boulevard, 15th Floor Los Angeles, California 90025	5,186,200	9.8%
Deutsche Asset Management Americas 280 Park Avenue New York, New York 10017	4,511,484	8.5%
Stephen F. Mandel, Jr. (4) Lone Pine Capital LLC Two Greenwich Plaza Greenwich, Connecticut 06830	3,849,700	7.3%
Credit Suisse First Boston, Inc. 11 Madison Avenue New York, New York 10010	3,325,263	6.3%
Barry M. Ariko	-0-	-0-
Donald P. Casey(5)	19,745	*
Norman A. Fogelsong(6)	1,378,101	2.6%
Beatriz V. Infante(7)	517,395	1.0%
Christopher B. Paisley(8)	28,455	0.1%
John W. Peth(9)	85,272	0.2%
David B. Wright(10)	16,944	*
Gary E. Barnett(11)	261,938	0.5%
Rod Butters(12)	241,639	0.5%
Gary A. Wetsel(13)	15,000	*
Sussie O. Hereford(14)	39,000	0.1%
Betsy Rafael(15)	6,000	*
Gary L. Smith(16)	2,400	*
All directors and executive officers as a group (10 persons)(17)	2,564,489	4.8%

*Less than 1%

(1)   Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Common Shares.

(2)   Merrill Lynch & Co., Inc. (ML&Co.), Master Small Cap Value Trust and Merrill Lynch Investment Managers (MLIM) together have voting and dispositive power over 6,128,655 Common Shares owned. ML&Co. is a holding company whose indirectly-owned asset management subsidiaries, including Fund Asset Management, L.P., Merrill Lynch Investment Managers, L.P. and QA Advisor L.L.C. hold Common Shares. The investment advisers that comprise MLIM exercise voting and investment power over portfolio securities independently from other direct and indirect subsidiaries of ML&Co. and may therefore be deemed the beneficial owner of such securities.

(3)   Capital Group International, Inc. (Capital Group) has sole dispositive power with respect to all of the Common Shares and sole voting power with respect to 3,725,400 Common Shares. Capital Group is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the Common Shares. Capital Group does not have direct investment power or voting power over any of the Common Shares, however, Capital Group may be deemed to be the beneficial owner of the Common Shares by virtue of Rule 13d-3 under the Securities Exchange Act of 1934.

(4)   The 3,906,000 shares reported by Lone Pine Capital, LLC may be deemed to be beneficially owned by Stephen F. Mandel, Jr., including (a) 706,992 Common Shares beneficially owned by Lone Pine Associates LLC, of which (i) 140,617 Common Shares are beneficially owned by Lone Spruce, L.P. ("Lone Spruce"), (ii) 308,578 Common Shares are beneficially owned by Lone Balsam, L.P. ("Lone Balsam") and (iii) 257,797 Common Shares are beneficially owned by Lone Sequoia, L.P. ("Lone Sequoia") and (b) 3,199,008 Common Shares are beneficially owned by Lone Pine Capital LLC. Lone Pine Associates LLC is the general partner of Lone Spruce, Lone Sequoia and Lone Balsam, and has the power to direct the affairs of Lone Spruce, Lone Sequoia and Lone Balsam, including decisions respecting the disposition of the proceeds from the sale of Common Shares. Mr. Mandel is the Managing Member of Lone Pine Associates LLC and in that capacity directs its operations.

(5)   Includes 7,500 Common Shares issuable pursuant to options that are exercisable by Mr. Casey within 60 days of October 31, 2002.

(6)   Includes 1,117,601 Common Shares held by the Fogelsong Family Trust. Also includes 250,000 Common Shares held of record by Institutional Venture Partners, for which Mr. Fogelsong works as a venture capitalist, as to which Mr. Fogelsong disclaims beneficial ownership except to the extent of his pecuniary interest therein. Also includes 10,500 Common Shares issuable pursuant to options that are exercisable by Mr. Fogelsong within 60 days of October 31, 2002.

(7)   Includes 487,395 Common Shares issuable pursuant to options that are exercisable by Ms. Infante within 60 days of October 31, 2002.

(8)   Includes 13,500 Common Shares issuable pursuant to options that are exercisable by Mr. Paisley within 60 days of October 31, 2002.

(9)   Includes 10,500 Common Shares issuable pursuant to options that are exercisable by Mr. Peth within 60 days of October 31, 2002.

(10)  Includes 7,500 Common Shares issuable pursuant to options that are exercisable by Mr. Wright within 60 days of October 31, 2002.

(11)  Includes 174,438 Common Shares issuable pursuant to options that are exercisable by Mr. Barnett within 60 days of October 31, 2002.

(12)  Includes 233,437 Common Shares issuable pursuant to options that are exercisable by Mr. Butters within 60 days of October 31, 2002.

(13)  Mr. Wetsel joined the Company on April 1, 2002.

(14)  Includes 37,500 Common Shares issuable pursuant to options that are exercisable by Ms. Hereford within 60 days of October 31, 2002.

(15)  Ms. Rafael resigned as an employee of the Company on March 29, 2002.

(16)  Mr. Smith resigned as an employee of the Company on September 4, 2001.

(17)  Includes 944,770 shares issuable pursuant to options that are exercisable by all directors and executive officers within 60 days of October 31, 2002.

CERTAIN ADDITIONAL INFORMATION

     The rules of the Securities and Exchange Commission require Scepter to make available to shareholders certain additional information with respect to those persons and entities who may be deemed to be participants in Scepter's solicitation (each, including all the entities specified in the following paragraphs, a "Participant").

     Scepter Holdings, Inc. is a Texas corporation, the principal business of which is serving as the ultimate general partner of one of the groups of investment entities located in Fort Worth, Texas that are collectively referred to herein as Q Investments. Scepter Holdings, Inc. is wholly owned by Geoffrey Raynor. Mr. Raynor's principal occupation or employment is overseeing the investment entities referred to herein as Q Investments. Amalgamated Gadget, L.P. is a Texas limited partnership, the principal business of which is providing investment consulting services to Cayman Islands companies. Acme Widget, L.P. is a Texas limited partnership, the principal business of which is serving as the general partner of several investment partnerships and activities related thereto. Renegade Swish, LLC is a Texas limited liability company, the principal business of which is providing employees and services to other members of Q Investments. Renegade Swish, LLC is controlled by its sole member, Renegade Resources, Inc. Renegade Resources, Inc. is a Texas corporation, the principal business of which is serving as the ultimate general partner of a diversified group of businesses. Renegade Resources, Inc. is controlled by its majority shareholder, Geoffrey Raynor. The business address of each person and entity named in this paragraph is 301 Commerce Street, Suite 2975, Fort Worth, Texas 76102.

     R2 Investments, LDC is a Cayman Islands limited duration company, the principal business of which is investments. The business address of R2 Investments, LDC is Walkers SPV Limited, Mary Street, PO BOX 908 GT, George Town Grand Cayman, Cayman Islands.

     In addition to the persons and entities set forth above, each of Michael S. Diament, Timothy M. O'Connor, Sherry Q. Zhang, Phillip N. Pennell, Todd J. Stein, Steven P. McIntyre and Guillaume D. Boccara is a Participant in Scepter's solicitation. The principal occupation or employment of each such person is serving as a Portfolio Manager at Renegade Swish, LLC, which is a part of Q Investments. In addition, Mr. Diament also serves as Director of Bankruptcies and Restructurings at Renegade Swish, LLC. The principal business of Renegade Swish, LLC is set forth above. The business address of each person named in this paragraph is 301 Commerce Street, Suite 2975, Fort Worth, Texas 76102.

     The number of Common Shares owned, of record or beneficially, by Scepter is set forth above under "Voting Securities Outstanding -- Scepter " and the notes thereto. Note 1 thereto sets forth the number of shares owned, of record or beneficially, by Scepter Holdings, Inc., Geoffrey Raynor, Amalgamated Gadget, L.P. and R2 Investments, LDC. Except insofar as any of the persons and entities specified in Note 1 may be deemed, under the rules of the Securities and Exchange Commission, to be the indirect owners of the 3,500,900 shares directly held by R2 Investments, LDC none of such persons and entities owns any securities of the Company.

     Except as set forth above under "Voting Securities Outstanding -- Scepter," neither the Participants nor any of their associates own beneficially, directly or indirectly, any securities of the Company.

THE SOLICITATION

     The entire cost of Scepter's solicitation AGAINST approval of the Vista Transaction will be borne by Scepter and R2 Investments, LDC. Scepter intends to seek reimbursement from the Company for these expenses. Scepter does not intend to submit the question of such reimbursement to a vote of the Company's shareholders. Scepter estimates that total expenditures relating to its solicitation AGAINST approval of the Vista Transaction, including D. F. King's fees and expenses, will be approximately $75,000 of which approximately $75,000 has been expended to date. Scepter will be soliciting AGAINST approval of the Vista Transaction by mail, advertisement, telephone, electronic mail and in person. The persons and entities identified as Participants herein may, without additional compensation, make solicitations through personal contact or by telephone, and arrangements may be made with brokerage houses or other custodians, nominees and fiduciaries to send solicitation material to their principals. Scepter will reimburse any such person for his reasonable expenses. In addition, Scepter has retained D. F. King to assist in the solicitation AGAINST approval of the Vista Transaction on behalf of Scepter for the Company Special Meeting for no fee other than the $30,000 fee for Scepter's solicitation in connection with Scepter's special meeting and reimbursement for its direct and indirect expenses. Scepter cannot now determine how many persons will be used by D. F. King in its solicitation efforts but anticipates approximately 25 such persons will be used. Scepter also expects to agree to indemnify D. F. King against certain liabilities and expenses, including liabilities and expenses under the federal securities laws.

Exhibit A

PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED JANUARY 21, 2003

SCEPTER HOLDINGS, INC.

301 Commerce Street, Suite 2975
Fort Worth, Texas 76102

PROXY STATEMENT
IN OPPOSITION TO MANAGEMENT OF
ASPECT COMMUNICATIONS CORPORATION

SPECIAL MEETING OF SHAREHOLDERS

       This Proxy Statement and the enclosed GREEN proxy card are furnished by Scepter Holdings, Inc. ("Scepter") to common shareholders of Aspect Communications Corporation (the "Company"). Scepter is soliciting proxies for use at a special meeting of the Company's shareholders (the "Special Meeting") being held to consider and vote on the proposals described below under the heading "Special Meeting Proposals." Scepter is the ultimate general partner of one of the groups of investment management entities located in Fort Worth, Texas that are herein collectively referred to as "Q Investments."

       The Special Meeting will be held at 10:00 a.m. local time, on _______________, at __________________ and the close of business on ___________, 2003 has been fixed as the record date for determining shareholders entitled to notice of and to vote at the Special Meeting. This Proxy Statement and the enclosed GREEN proxy card are first being mailed to shareholders on or about _____________, 2003. The principal executive offices of the Company are located at 1320 Ridder Park Drive, San Jose, California 95131.

       Under the Company's Bylaws, the Company is required to give notice of the Special Meeting to shareholders and to set the place of the Special Meeting. However, if by _______________, (twenty days after the Secretary of the Company received the request to call the Special Meeting), the Company has not given notice of the Special Meeting, Scepter is entitled to give notice of the Special Meeting and currently intends to do so.

       THESE ARE PRELIMINARY PROXY MATERIALS AND, IN ACCORDANCE WITH UNITED STATES SECURITIES LAWS, DO NOT INCLUDE A PROXY CARD. ONCE OUR PROXY MATERIALS BECOME DEFINITIVE, YOU WILL RECEIVE ANOTHER COPY ALONG WITH OUR GREEN PROXY CARD WHICH YOU CAN USE TO VOTE YOUR COMMON STOCK.

       Pursuant to this Proxy Statement, Scepter is soliciting proxies from holders of the Company's outstanding common stock for the purpose of considering and voting upon the Special Meeting Proposals, which include the removal without cause of all members of the Company's current Board of Directors (the "Director Removal Resolution"), the election of Scepter nominees as directors to replace the Company directors so removed until the Company's next annual meeting (the "Director Election Resolution"), and such other business as may properly come before the Special Meeting. As described below under "Reasons for the Solicitation," Scepter's nominees, if elected, will call the annual meeting before the end of June 2003. Scepter's board nominees have no current intention to replace senior management of the Company, but are prepared to locate and hire new members of senior management should any member of senior management resign. Scepter urges you to sign, date and return today the enclosed GREEN proxy card in the enclosed postage prepaid envelope. The latest dated proxy is the only one that counts. Regardless of how much stock you own, your vote is very important. Returning the enclosed GREEN proxy card will have no effect on the proposals to be considered at the Company's special meeting of shareholders currently scheduled for January 21, 2003.

       Because Amalgamated Gadget, L.P., on behalf of R2 Investments, LDC, has entered into a cash settled total return swap arrangement with respect to $129,811,000 principal amount of the Company's Zero Coupon Convertible Subordinated Debentures, Scepter may have interests that are different from, or in addition to, the interests of shareholders who hold only common stock. However, Scepter's intent in designing the Scepter plan described herein is to align its interests solely with those of the common shareholders rather than those of the bondholders. See "Reasons For The Solicitation--Scepter's Ownership Interests" below.

       IMPORTANT NOTE: If your stock is held in the name of a brokerage firm, bank or other institution, only it can execute a proxy with respect to your stock, and only upon receipt of your specific instructions. Accordingly, you should sign, date and return the enclosed GREEN proxy card in the envelope provided or contact the person responsible for your account and give instructions for the GREEN proxy card to be signed representing your stock.

       For assistance or further information, please call D. F. King & Co., Inc. ("D. F. King"), which is assisting us in this matter, toll free at 1-800-487-4870 or collect at 212-269-5550.

REASONS FOR THE SOLICITATION

       THE COMPANY'S ANNOUNCEMENT ON NOVEMBER 14, 2002 OF A PRIVATE PLACEMENT OF CONVERTIBLE PREFERRED STOCK WITH VISTA EQUITY FUND II, L.P. ("VISTA") CAUSED SCEPTER TO FINALLY LOSE CONFIDENCE IN THE COMPANY'S CURRENT BOARD OF DIRECTORS (THE "BOARD") BECAUSE SCEPTER BELIEVES THE BOARD HAS NOT SUFFICIENTLY CONSIDERED THE INTERESTS OF COMMON SHAREHOLDERS AND THEY NEED TO BE HELD ACCOUNTABLE. THE TRANSACTION WITH VISTA WILL DILUTE EXISTING SHAREHOLDERS BY APPROXIMATELY 30% WITHOUT GIVING EXISTING SHAREHOLDERS THE RIGHT TO PARTICIPATE IN A DEAL WITH A CONVERSION PRICE OF $2.25, WHEN THE COMPANY'S COMMON STOCK CLOSED AT $2.94 ON JANUARY 17, 2003. SCEPTER BELIEVES THAT THERE IS A FAIRER WAY TO RAISE CAPITAL FOR THE COMPANY, ESPECIALLY WHEN THE COMPANY IS SELLING APPROXIMATELY 30% OF ITS COMMON STOCK FOR SUCH A LOW PRICE. SCEPTER BELIEVES THAT THE FAIRER WAY IS TO LET ALL SHAREHOLDERS OF THE COMPANY PARTICIPATE IN A RIGHTS OFFERING OF PREFERRED STOCK ON SUBSTANTIALLY THE SAME TERMS AS THOSE OFFERED TO VISTA. SCEPTER BELIEVES ITS PROPOSED DEAL WILL BETTER ALIGN THE COMPANY'S INTERESTS WITH THOSE OF ITS SHAREHOLDERS. AS DESCRIBED IN GREATER DETAIL BELOW, SCEPTER IS WILLING TO HELP THE COMPANY WITH BRIDGE LOANS AND BY PURCHASING ANY UNSUBSCRIBED SHARES IN THE RIGHTS OFFERING.

       The Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on December 16, 2003 states: "Vista has committed to invest $50 million for 50,000 shares of Series B convertible preferred stock. The 50,000 shares of Series B convertible preferred stock will initially be convertible into approximately 22.2 million shares of our common stock. As of October 31, 2002 we have 53,038,358 shares of common stock outstanding. After the private placement, Vista will hold shares representing approximately 29.5% of the total shares outstanding, on a fully diluted basis (assuming conversion at the initial conversion price)."

     Scepter's principal objective in initiating the call of the Special Meeting is consequently to give the Company's shareholders an opportunity to vote on whether to remove and replace the current Board with a new Board that (subject to its members' fiduciary duties under California law) will terminate the Company's proposed private placement of preferred stock with Vista and undertake instead a public rights offering of preferred stock on substantially the same economic terms but available on a pro-rata basis to all the Company's shareholders. The new Board would therefore serve on a temporary basis only until the Company's next annual meeting of shareholders, whereupon a new, permanent Board would be elected based on candidate nominations received from shareholders. Although shareholders are not technically voting on the rights offering at the Special Meeting, the effect of a vote in favor of Scepter's proposals will be to put in place a new board that (subject to its members' fiduciary duties under California law) will accomplish a public rights offering. Shareholders, however, will not be asked to separately approve this rights offering.

       Turning down the Proposed Transaction with Vista. Under the Company's stock purchase contract with Vista, the Company cannot complete the transaction without the approval of its shareholders. Scepter is accordingly separately urging shareholders to vote against the Vista transaction at the Company's special meeting currently scheduled for January 21, 2003. If the Vista transaction is nevertheless approved and completed prior to the Special Meeting, Scepter's proposed rights offering may no longer make sense and Scepter may consequently not proceed with the Special Meeting or any of its proposals described herein.

       Should the present Board determine that shareholder approval of the Vista transaction may not be forthcoming and consequently attempt an alternative transaction that would not require shareholder approval, Scepter intends to pursue all of its legal remedies against the Company and, if appropriate, against the present Board personally.

       Terminating the Vista Contract. If Scepter's solicitation is successful and the current Board is removed and replaced with Scepter's nominees before the Vista transaction is completed, the new members of the Board (subject to their fiduciary duties under California law) will terminate the Vista contract as soon as practicable as permitted in accordance with its terms. Shareholders should note, however, that under Section 7.8 of the contract and the related termination provisions of Article X, the Company will most likely be required to pay Vista Equity Partners, LLC a $1.5 million termination payment. The contract also calls for the payment to Vista Equity Partners, LLC of a $.5 million "closing fee." Scepter views these costs as reasonable in order to provide shareholders with the opportunity to participate in the rights offering to purchase preferred stock that pays a 10% dividend (subject to declaration by the Board and applicable laws relating to the declaration and payment of dividends) and is convertible into common stock at $2.25 per share, especially when the stock price of the Company's common stock closed at $2.94 on January 17, 2003. Scepter also views these costs as reasonable because the Company will pay fees of approximately $4.5 million in connection with the consummation of the Vista transaction. The rights offering, on the other hand, is expected to cost the Company no more than $.5 million in fees. Even when the $1.5 million termination payment and the $.5 million closing fee payable to Vista Equity Partners, LLC as a result of the termination of the Vista transaction are added to the $.5 million expected rights offering fees, the Company would still pay $2 million less in expenses under Scepter's plan than under the Vista transaction.

       The Rights Offering. If elected, the new members of the Board (subject to their fiduciary duties under California law) will effect a public rights offering of preferred stock on substantially the same economic terms as the proposed share placement with Vista. Each shareholder as of the close of business on the record date set by the Board for the rights offering would be entitled to purchase its pro-rata portion of the new preferred stock. The right to purchase the new preferred stock would be non-transferable. There will be no oversubscription rights; however, if the rights offering is not fully subscribed, Scepter or one of its related or associated entities will purchase any unsubscribed shares on standard market terms and conditions. Because it would be made available to all shareholders, the rights offering would be required to be registered with the Securities and Exchange Commission. In the event that Securities and Exchange Commission approval of the rights offering is delayed beyond June 1, 2003, Scepter is also prepared to make a bridge loan, on standard market terms and conditions, at LIBOR plus 100 basis points with no arranging or upfront fees if financial circumstances of the Company dictate. Scepter intends to cause R2 Investments, LDC to enter into a lock-up agreement with the Company where it will agree not to sell the preferred stock and will hold any common stock received on the conversion of the preferred stock for two years from the date of the rights offering. The more detailed terms of the rights offering are summarized in a term sheet attached as Annex A to this Proxy Statement. Although shareholders are not technically voting on the rights offering at the Special Meeting, the effect of a vote in favor of Scepter's proposals will be to put in place a new board that (subject to its members' fiduciary duties under California law) will accomplish a public rights offering. Shareholders, however, will not be asked to separately approve this rights offering.

     Shareholders should note that substantial sales of the Common Shares acquired upon conversion of the preferred stock purchased in Scepter's proposed rights offering could adversely affect the market price of the Common Shares.

       Company Management. If elected, the new Board does not have any current intention to replace senior management of the Company, but is prepared to locate and hire new members of senior management should any member of senior management resign.

       The Permanent Board. If elected, the new Board will move immediately to seek input from shareholders on candidates for the permanent Board to be elected at the Company's next annual meeting, which will be held before the end of June 2003. The new Board's first task will be to develop search criteria. Because Scepter's nominees believe that the permanent Board's interests should be aligned with those of shareholders, they will seek (subject to their fiduciary duties under California law) nominations of one qualified person from each of the largest non-executive shareholders of the Company in descending order of ownership until such time as a slate of six directors is proposed for election by the Board at the next annual meeting of the Company. The remaining position would be filled by a senior member of the Company's management. (No current member of senior management, however, has indicated to Scepter a willingness so to serve. As such, the remaining seat on the permanent Board may remain for a time vacant.) Thus, the most substantial shareholders in the Company will have the greatest input in determining the composition of the permanent Board that will be proposed to shareholders at the next annual meeting. Shareholders should note, however, that efforts to interest qualified nominees from the largest non-executive shareholders may prove to be unsuccessful. In that event, Scepter intends to seek nominations of qualified individuals from the next largest shareholders in descending order of ownership until a slate of six qualified individuals is in place. Accordingly, even if the current Board is removed at the Special Meeting and Scepter's nominees are elected, the slate of director nominees at the 2003 annual meeting may not include any representatives of any of the top six largest shareholders. R2 Investments, LDC intends to nominate one qualified candidate if six qualified candidates have not been nominated by shareholders with a larger ownership interest than R2 Investments, LDC. While Scepter has contacted the largest non-executive shareholders in connection with its solicitation against the Vista transaction, discussions to date have not yet progressed far enough to permit Scepter to determine whether any of such shareholders would be interested in submitting a nominee. Currently, no one has agreed to serve as a nominee.

       The Interim Board. Scepter's candidates will only serve for a few months until the next annual meeting, which Scepter's candidates will call for a date before the end of June 2003. Subject to their fiduciary duties under California law, Scepter's candidates intend to take the actions set forth above and otherwise intend only to take such further actions during this interim period as are required by law or their fiduciary duties. Scepter believes that, if elected, its candidates will also seek to be responsive to shareholder concerns, and will represent the point of view of shareholders who have made a substantial investment in the Company. Scepter further believes that its candidates will be independent of management and will bring a fresh perspective to the Company's problems and opportunities. Scepter, as described below, has made a significant investment in the Company and therefore believes that it has a substantial interest in common with all the Company's shareholders. See "Background -- Who are We?" below.

     Should Scepter's nominees be elected, shareholders will not be afforded a separate opportunity to vote on any of Scepter's plans, including the public rights offering. Moreover, if Scepter's nominees are elected to the Company's Board, each board member would be subject to fiduciary duties under California law, which could affect the Board's ability to implement Scepter's plan. Scepter's nominees, however, have no intention whatsoever to modify any of the plans set forth herein if elected to the board unless legal counsel for the Company at such time informs them that the implementation of such plan exactly as set forth herein violates their fiduciary duties to shareholders under California law. If the foregoing occurs, the Scepter nominees will only modify Scepter's plan set forth herein to the extent the legal counsel for the Company says such modification is necessary for the board members to comply with their fiduciary duties to shareholders under California law.

     Scepter's Ownership Interests. Currently, Scepter Holdings, Inc. owns beneficially (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 3,500,900 shares of the Company's Common Shares or approximately 6.6% of the Common Shares outstanding and no Zero Coupon Convertible Subordinated Debentures (the "Debentures"); however, Amalgamated Gadget, L.P., on behalf of R2 Investments, LDC, has entered into a cash settled total return swap arrangement with respect to $129,811,000 principal amount of the Debentures whereby R2 Investments, LDC is obligated to pay to its counterparty on the settlement of such swap any decrease in the notional principal amount of the swap and the counterparty is obligated to pay to R2 Investments, LDC any increase in the notional principal amount of the swap. R2 Investments, LDC (i) does not own the Debentures, (ii) has no right to obtain the Debentures on settlement of the swap since the swap is solely a cash settled swap, and (iii) has no voting or investment control over the Debentures. In fact, the counterparty is under no obligation to purchase any Debentures and R2 Investments, LDC does not know whether the counterparty in fact owns any underlying Debentures. The sole purpose of the swap transaction is to provide R2 Investments, LDC with the economic return of the underlying Debentures. As a stockholder whose interests include both the common stock and the economic return of the Debentures, Scepter's interests may differ from those of someone who owns only the common stock. For example, while stockholders are generally considered to be the owners of a corporation with their capital at risk and subordinate to the rights of creditors, debtholders are creditors whose claim on the capital of a corporation is superior to that of a stockholder. As owners, stockholders may participate in any future growth and profitability of the corporation. Holders of nonconvertible debt do not. For certain purposes (e.g., bankruptcy, insolvency, income taxation and the application of fiduciary duties) the differing interests of stockholders and debtholders may be especially significant. As owners, stockholders may also be willing to accept greater risks than debtholders, who may be primarily interested in obtaining every reasonable assurance that their principal and interest (if any) will be paid when due. Scepter's intent, however, in designing the Scepter plan described herein is to align its interests solely with those of the common shareholders rather than those of bondholders.

THE SPECIAL MEETING

Record Date, Quorum and Voting

       Under the California General Corporation Law (the "CGCL") and the Company's Bylaws, the Board has the authority to fix the record date for any meeting of shareholders, which date may not be more than sixty nor less than ten days prior to the date of such meeting. Notwithstanding the foregoing, both the CGCL and the Company's Bylaws further provide that if no record date has been fixed by the Board, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be the close of business on the business day next preceding the day on which notice of the meeting is first given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

       Under the CGCL and the Company's Bylaws, a special meeting of shareholders may be called by one or more shareholders holding shares in the aggregate entitled to cast not less than ten percent of the votes at that special meeting. Section 2.3 of the Company's Bylaws provides, in relevant part, that if a special meeting is called by one or more shareholders, the Company is obligated to give prompt notice to the shareholders entitled to vote at such a meeting that a special meeting will be held at the time requested by the shareholder or shareholders calling the meeting, so long as that time is not less than 35 nor more than 60 days after the Company receives the request. While Scepter owns 6.6% of the Common Shares, it does not own the requisite ten percent to call the Special Meeting at this time. However, Scepter may join with one or more other shareholders who, collectively with Scepter, satisfy the ten percent ownership requirement to call the meeting. If Scepter is unable to call the Special Meeting with one or more other shareholders, Scepter may try to acquire the 10% necessary to call the meeting by itself. If Scepter does not acquire the 10% and is unable to join with one or more other shareholders to call the meeting, Scepter will not be able to fulfill the ten percent ownership requirement and, in that event, will not be able to call the Special Meeting. Shareholders should, therefore, evaluate the Vista transaction without any expectation that the Special Meeting will be called until such time as Scepter announces it has in fact called the Special Meeting. For the status of Scepter's latest efforts to call the Special Meeting, see "Background--Scepter's Involvement with the Company" below.

       The close of business on ____________, _____ (the "Record Date") has been established as the record date for determining shareholders entitled to notice of and to vote at the Special Meeting or any adjournments or postponements thereof. At the Record Date, there were, to the best knowledge of Scepter, ____________ Common Shares issued and outstanding and entitled to vote.

       Each holder of Common Shares is entitled to one vote per Common Share held on each matter to be considered at the Special Meeting, and may have cumulative voting rights with respect to the Director Election Resolution, but not the Director Removal Resolution. Both the CGCL and the Company's Bylaws provide that no shareholder shall be entitled to cumulate votes on the Director Election Resolution unless the candidates' names have been placed in nomination prior to commencement of the voting, and at least one shareholder has given notice of an intention to cumulate votes prior to commencement of the voting. If any shareholder has given such notice, then each shareholder may cumulate votes on the Director Election Resolution and give one nominee a number of votes equal to the number of directors to be elected multiplied by the number of shares held by such shareholder, or the shareholder may distribute its votes on the same principle among as many candidates as may be desired. If cumulative voting is in effect at the Special Meeting, the persons named in the accompanying proxy card will vote the shares on the Director Election Resolution covered by proxies received by them among the nominees named herein as they see fit unless a contrary direction is made on the proxies. Scepter currently does not plan to make an announcement at the Special Meeting of its intention to cumulate votes on the Director Election Resolution.

       The presence, in person or by proxy, of holders of a majority of the outstanding Common Shares is necessary to constitute a quorum for the transaction of business at the Special Meeting. Assuming the presence of a quorum, the affirmative vote of the holders of a majority of the Common Shares outstanding is required for the approval of the Director Removal Resolution and the seven director nominees receiving the greatest number of affirmative votes on the Director Election Resolution shall be elected, whether or not cumulative voting is in effect at the Special Meeting.

       Abstentions and broker non-votes will be counted as present in determining whether a quorum is present. For purposes of determining the number of shares voting on a particular proposal, votes cast for or against a proposal and abstentions are counted as shares voting, whereas broker non-votes are not counted as shares voting. Accordingly, because the affirmative vote of the holders of a majority of the Common Shares outstanding is required for the approval of the Director Removal Resolution, a broker non-vote will have the same effect as a vote against such resolution. A shareholder's abstention from voting will also have the same effect as a vote against the Director Removal Resolution. With respect to the Director Election Resolution, votes against a director, abstentions and broker non-votes will not have any legal effect under California law.

       Only holders of record as of the close of business on the Record Date will be entitled to vote at the Special Meeting. If you are a shareholder of record on the Record Date you will retain your voting rights for the Special Meeting even if you sell your Common Shares after the Record Date. Accordingly, it is important that you vote the Common Shares held by you on the Record Date, or grant a proxy to vote such Common Shares on the GREEN proxy card, even if you sell such Common Shares after the Record Date.

       If your Common Shares are held in the name of a brokerage firm, bank or other institution on the Record Date, only it can execute a proxy with respect to your Common Shares, and only after receipt of your specific instructions. Therefore, please sign, date and return the enclosed GREEN proxy card in the envelope provided or contact the person responsible for your account and instruct that person to execute the GREEN proxy card. Returning the GREEN proxy card will have no effect on the proposals to be considered at the Company's special meeting of shareholders currently scheduled for January 21, 2003.

Effect of the Green Proxy Card

       Scepter is soliciting FOR the Director Removal Resolution and FOR the Director Election Resolution. By executing Scepter's GREEN proxy card, shareholders will revoke any earlier dated proxy card which they may have signed. Proxies will be voted as directed, including any directions to cumulate votes or withhold votes from particular nominees. In the absence of such instructions, and if cumulative voting is in effect, any shareholder voting by means of the accompanying GREEN proxy card will be granting the proxy holders discretionary authority to vote the relevant shares cumulatively at the discretion of the persons named in the GREEN proxy card to elect the maximum number of Scepter director nominees.

       Any shareholder executing and delivering Scepter's enclosed GREEN proxy card may revoke such proxy at any time before its exercise by duly executing a later-dated proxy, or executing and delivering an instrument expressly revoking the proxy to Scepter, in care of D. F. King, at 77 Water Street, New York, New York 10005, or by attending and voting at the Special Meeting. ONLY YOUR LATEST DATED PROXY FOR THE SPECIAL MEETING WILL COUNT. Returning the GREEN proxy card will have no effect on the proposals to be considered at the Company's special meeting of shareholders currently scheduled for January 21, 2003.

       Scepter knows of no matters to be presented for action at the Special Meeting other than those specified in this Proxy Statement. Should any other matter properly come before the Special Meeting, the GREEN proxies held by Scepter will be voted upon these other matters in accordance with the best judgment of the persons voting such GREEN proxies. The persons named as proxies in Scepter's GREEN proxy card were selected by Scepter and are nominees, employees or representatives of Scepter.

       SPECIAL MEETING PROPOSALS

Proposal No. 1:     Director Removal Resolution

        Shareholders are asked to consider and vote upon the Director Removal Resolution:

       "RESOLVED, that Barry M. Ariko, Donald P. Casey, Norman A. Fogelsong, Beatriz V. Infante, Christopher B. Paisley, John W. Peth and David B. Wright, together with any other directors on the Board of Directors at the time of the Special Meeting, be, and each of them hereby are, removed from the Board of Directors, effective immediately."

Scepter recommends a vote FOR the Director Removal Resolution.

       At the Special Meeting, Scepter intends to propose a resolution to remove all members of the current Board. The Bylaws of the Company provide that the number of directors of the Company shall not be less than five nor more than nine, and further provide that the exact number of directors is seven. The proxies given to persons named in Scepter's GREEN proxy card will be voted in favor of the proposal to remove Messrs. Ariko, Casey, Fogelsong, Paisley, Peth and Wright and Ms. Infante, together with any other directors on the Board at the time of the Special Meeting.

       Section 303 of the CGCL provides that any director may be removed without cause by the affirmative vote of a majority of the outstanding Common Shares; provided, however, that no director may be removed (unless the entire board is removed) when the votes cast against removal would be sufficient to elect the director if voted cumulatively at any election at which the same total number of votes were cast and the entire number of directors authorized at the time of the director's most recent election were then being elected. Because the Director Removal Resolution is to remove the entire Board, cumulative voting will not apply to the Director Removal Resolution. A shareholder's abstention from voting and any broker non-votes will have the same effect as a vote against the Director Removal Resolution. See "-- Record Date, Quorum and Voting" above.

Proposal No. 2:     Director Election Resolution

        Shareholders are asked to consider and vote upon the Director Election Resolution:

               "RESOLVED, that the shareholders of Aspect Communications Corporation (the "Company") hereby elect each of Michael S. Diament, Timothy M. O'Connor, Sherry Q. Zhang, Phillip N. Pennell, Todd J. Stein, Steven P. McIntyre and Guillaume D. Boccara (or each of them receiving the highest number of affirmative votes in a cumulative vote) as directors of the Company, in each case to hold such office until the next annual meeting of shareholders and until each of their successors has been duly elected and qualified."

       The Company's Board currently consists of seven persons, with a term of office expiring each year. Scepter is proposing that its nominees be elected as directors to fill the vacancies created by the removal of all members of the Company's current Board. Assuming there is a quorum at the Special Meeting, the seven director nominees who receive the greatest number of affirmative votes of the Common Shares entitled to be voted at the Special Meeting will become directors at the conclusion of the tabulation of votes, whether or not cumulative voting is in effect at the Special Meeting. See "-- Record Date, Quorum and Voting" above.

       A shareholder's abstention from voting and any broker non-votes will be counted for purposes of determining whether a quorum is present but will not be treated as a vote for or against any particular nominee and therefore will not affect the outcome of the election of directors. Each director nominee so elected will hold office until the expiration of his term at the next annual meeting of shareholders and until such nominee's successor has been elected and qualified. The proxies given to the persons named in Scepter's enclosed GREEN proxy card will be voted for the election of Scepter's seven nominees listed below (unless the proxy withholds authority to vote for any of such nominees). See "--Effect of the Green Proxy Card" above. The proxies cannot be voted for a greater number of persons than the number of nominees named, that is, seven. In case of the inability of any of the nominees to serve, subject to the right to cumulate votes granted to the persons named as proxies on Scepter's GREEN proxy card, such proxies will be voted for the balance of those named and for substitute nominees, but Scepter now knows of no reason to anticipate that any substitutions will occur.

Scepter recommends a vote FOR the nominees listed below.

Name, Age and Business Address	Principal Occupation During the Last Five Years
Michael S. Diament (34) 301 Commerce Street, Suite 2975 Fort Worth, Texas 76102

Portfolio Manager and Director of Bankruptcies and Restructurings of Renegade Swish, LLC, which is part of Q Investments (investment consulting services) since 2001; Senior Research Analyst of Sandell Asset Management (investment management) from 2000 to 2001; prior to 2000, Vice President of Havens Advisors (investment management); currently serves as a director of WilTel Communications Group, Inc. (data, voice and media transport).

Timothy M. O'Connor (39) 301 Commerce Street, Suite 2975 Fort Worth, Texas 76102	Portfolio Manager of Renegade Swish, LLC, which is part of Q Investments (investment consulting services) since 1999; prior to 1999, Principal of Bank of America (corporate banking).
Sherry Q. Zhang (32) 301 Commerce Street, Suite 2975 Fort Worth, Texas 76102

Portfolio Manager of Renegade Swish, LLC, which is part of Q Investments (investment consulting services) since 2001; Finance Manager of Allied Riser Communication (broadband) from 2000 to 2001; prior to 2000, Senior Analyst at Exxon Mobile Corporation (oil).

Phillip N. Pennell (42) 301 Commerce Street, Suite 2975 Fort Worth, Texas 76102

Portfolio Manager of Renegade Swish, LLC, which is part of Q Investments (investment consulting services) since 2001; prior to 2001, Assistant Vice President of Jefferson Pilot Life Insurance (life insurer).

Todd J. Stein (25) 301 Commerce Street, Suite 2975 Fort Worth, Texas 76102

Portfolio Manager of Renegade Swish, LLC, which is part of Q Investments (investment consulting services) since July 2000; prior to July 2000, Mr. Stein was attending The University of Texas at Austin.

Steven P. McIntyre (24) 301 Commerce Street, Suite 2975 Fort Worth, Texas 76102

Portfolio Manager of Renegade Swish, LLC, which is part of Q Investments (investment consulting services) since July 2001; Analyst at David W. Tice & Associates (investments) from June 2000 to May 2001; prior to June 2000, Mr. McIntyre was attending The University of Texas at Austin.

Guillaume D. Boccara (34) 301 Commerce Street, Suite 2975 Fort Worth, Texas 76102	Portfolio Manager of Renegade Swish, LLC, which is part of Q Investments (investment consulting services) since 2000; prior to 2000, Vice President-Trading at UBS Warburg (investment banking).

       Each Scepter nominee, if elected, will waive his or her right to receive any cash, stock or options from the Company for serving as a director.

       Scepter believes that, upon election, Scepter nominees will be covered by the Company's officer and director liability insurance, assuming the Company has in effect a standard officer and director insurance policy, and will be indemnified for his or her services as a director of the Company to the maximum extent indemnification is available to directors of the Company under California law. Scepter or its related or associated entities has also agreed to indemnify Scepter nominees against any expenses (including legal fees) arising out of their participation in the proxy solicitation and, if elected, when serving on the Board (after exhaustion of the Company's officer and director liability insurance and any other indemnity provided by the Company).

BACKGROUND

Who are We?

       Scepter Holdings, Inc., a Texas corporation, is wholly owned by Geoffrey Raynor of Fort Worth, Texas. Scepter is the ultimate general partner of one of the groups of investment management entities located in Fort Worth, Texas that are collectively referred to herein as Q Investments, and include such entities as Acme Widget, L.P., a Texas limited partnership, Amalgamated Gadget, L.P., a Texas limited partnership, and Renegade Swish, LLC, a Texas limited liability company. Acme Widget, L.P. serves as the general partner of several U.S. based investment partnerships, and Amalgamated Gadget, L.P. provides investment management services for several Cayman Islands companies, including R2 Investments, LDC, a Cayman Islands limited duration company, and Renegade Swish, LLC is the employer of Scepter's board nominees. Scepter purchased its common stock of the Company on behalf of R2 Investments, LDC, pursuant to an investment management agreement between Amalgamated Gadget, L.P. and R2 Investments, LDC.

Scepter's Involvement with the Company

       Scepter currently owns beneficially (as such term is defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended) 3,500,900 Common Shares or approximately 6.6% of the Common Shares outstanding. In March 2001, a representative of Scepter met with representatives of the Company at the Company's headquarters in San Jose, California. Since this initial meeting, representatives of Scepter and the Company have had numerous conversations regarding the Company's future liquidity needs. In addition, in September 2002, Scepter sent a letter to the Board discussing the Company's liquidity needs and offering to discuss options with the Company regarding those liquidity needs.

       The Company then issued a press release on November 14, 2002, announcing a private placement of convertible preferred stock to Vista Equity Fund II, L.P.:

Aspect Communications Adds Strategic Investor with a $50 Million Private Preferred Equity Placement

       San Jose, Calif., November 14, 2002--Aspect Communications Corporation (Nasdaq: ASPT), the leading provider of business communications solutions that help companies improve customer satisfaction, reduce operating costs, gather market intelligence and increase revenue, today reported that it has entered into a private placement agreement with Vista Equity Partners to sell $50 million in Series B convertible preferred stock. The sale of the shares of preferred stock is subject to certain conditions, including approval by the Company's shareholders.

       "We are extremely pleased to announce this financing and our partnership with Vista Equity Partners," said Beatriz V. Infante, Aspect's Chairman, President and Chief Executive Officer.

       Each share of the Series B convertible preferred stock will be convertible into common stock at a conversion price of $2.25, or approximately 22,200,000 shares of common stock, subject to antidilution protection and certain adjustments.

       "This capital investment provides the company with increased flexibility and further strengthens our balance sheet while supporting our business objectives," said Gary A. Wetsel, Aspect's Executive Vice President, Finance, Chief Financial Officer and Chief Administrative Officer.

       Vista Equity Partners is a San Francisco-based private equity firm, which provides capital to both private and public technology enabled companies. Vista invests in dynamic, successful companies with management teams that have a long-term perspective and are committed to maintaining leadership in their markets. Vista has more than $1.2 billion in committed capital.

       "We are excited to partner with Aspect and its management team," said Robert F. Smith, Vista Equity Partners' Managing Principal. "The company has industry leading technology, focused management and a world-class installed base of customers, the combination of which creates a unique investment opportunity for Vista. Aspect fits squarely within Vista's investment purview as a technology enabled market leader."

       The Company intends the net proceeds from this financing to provide general working capital as well as additional capital to repurchase outstanding convertible subordinated debentures issued by the Company on August 10, 1998.

       Thomas Weisel Partners LLC acted as private placement agent to Aspect with respect to this transaction.

[Paragraphs headed "About Aspect Communications and "About Vista Equity Partners LLC" omitted]

       After reviewing this press release, Scepter lost confidence in the Company's current Board and engaged Kelly, Hart & Hallman, P.C. and Gibson, Dunn & Crutcher LLP to assist it in connection with the present solicitation.

       Scepter first filed this Proxy Statement (in preliminary form) with the Securities and Exchange Commission on December 11, 2002, and proceeded with the solicitation described herein. On December 12, 2002, Scepter also filed a letter to accompany distribution copies of the foregoing.

       On December 13, 2002, the Company issued the following statements concerning Scepter's filings:

     The filings generally oppose the private placement announced by [the Company] on November 14, 2002 to sell $50,000,000 of the convertible preferred stock to Vista. In addition, the filings propose to remove the current directors of [the Company's] board of directors and elect seven directors named by Scepter and purport to describe a special meeting of the [Company] shareholders, at some future date, to vote on these proposals.

     A special meeting of the shareholders of the type referred to in Scepter's preliminary proxy statement has not been called. California law and [the Company's] bylaws provide in relevant part that a special meeting of shareholders may be called by one or more shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that special meeting. According to filings, Scepter holds only 3.5% of [the Company's] common stock. To date, [the Company] has received no request from Scepter for such a meeting, and there is no indication that shareholders holding the requisite 10% voting power will request such a meeting.

     Scepter then filed a Proxy Statement (in preliminary form) with the Securities and Exchange Commission on December 16, 2002, relating to the Company's special meeting of shareholders currently scheduled for January 21, 2003.

          On January 14, 2003, Scepter delivered a letter to the Chairman of the Company's Board suggesting that the parties pursue a mutually agreeable rights offering. On January 17, 2003, Scepter delivered a term sheet to the Company's Board outlining the terms of its proposed rights offering transaction.

          Also on January 17, 2003, Scepter issued the following letter to shareholders describing its latest efforts to call the Special Meeting:

January 17, 2003

Dear Fellow Shareholders of Aspect,

We will not call our special meeting for February 21, 2003. Here's why:

Scepter and one other shareholder, who together own more than 10% of Aspect's common stock, agreed to call the special meeting. Scepter and the other shareholder executed documentation to confirm their share ownership to The Depository Trust Company in New York (the record owner of the common stock) and to request Cede & Co. (DTC's agent) to deliver to the Company a notice calling the special meeting on behalf of both shareholders. Cede & Co. signed the meeting call documentation on behalf of both shareholders, and confirmed ownership of shares that we believe equaled approximately 10.48% of Aspect's common stock. While we believe that the signatures we obtained from Cede & Co. are valid and sufficient to call a special meeting under California law, we presented the notice calling the special meeting to the other shareholder for its joint signature. As of today, the deadline for submitting the notice for a special meeting on February 21, 2003, that shareholder has not signed the call notice. Thus, we will not be able to call the special meeting for February 21, 2003, but Scepter may decide to pick a date thereafter on which it will attempt to call a special meeting.

Regards,

Geoffrey Raynor

VOTING SECURITIES OUTSTANDING

       The following table provides information as to the beneficial ownership of the Common Shares by Scepter and its nominees, each current director and officer, all current officers and directors as a group, and each other person who beneficially owns 5% or more of the Common Shares. The information for current directors, current officers and for all current officers and directors as a group has been taken from the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on December 9, 2002. The information for beneficial holders of 5% or more of the Common Shares has been taken from each such holder's most recent filing on Schedule 13D or Schedule 13G with the Securities and Exchange Commission. Although Scepter has no reason to believe that any such information is inaccurate or incomplete, Scepter has undertaken no independent investigation of such information and does not assume any responsibility for its accuracy or completeness.

Scepter and its Nominees
Name And Address Of Beneficial Owner	Common Stock	Percent Of Class
Scepter Holdings, Inc.(1) 301 Commerce Street Suite 2975 Fort Worth, Texas 76102	3,500,900	6.6%
Michael S. Diament 301 Commerce Street Suite 2975 Fort Worth, Texas 76102	-0-	-0-
Timothy M. O'Connor 301 Commerce Street Suite 2975 Fort Worth, Texas 76102	-0-	-0-
Sherry Q. Zhang 301 Commerce Street Suite 2975 Fort Worth, Texas 76102	-0-	-0-
Phillip N. Pennell 301 Commerce Street Suite 2975 Fort Worth, Texas 76102	-0-	-0-
Todd J. Stein 301 Commerce Street Suite 2975 Fort Worth, Texas 76102	-0-	-0-
Steven P. McIntyre 301 Commerce Street Suite 2975 Fort Worth, Texas 76102	-0-	-0-
Guillaume D. Boccara 301 Commerce Street Suite 2975 Fort Worth, Texas 76102	-0-	-0-

____________________

(1)   Represents 3,500,900 Common Shares that Scepter Holdings, Inc. may be deemed to own beneficially (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) in its capacity as the sole general partner of Amalgamated Gadget, L.P., which is the investment manager of R2 Investments, LDC, which is the holder of such shares. The 3,500,900 Common Shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC pursuant to an Investment Management Agreement. Amalgamated Gadget, L.P., pursuant to the Investment Management Agreement, has sole voting and dispositive power over the Common Shares and R2 Investments, LDC has no beneficial ownership of such shares. In addition, in his capacity as the sole shareholder of Scepter Holdings, Inc., Geoffrey Raynor may also be deemed to be the beneficial owner of the 3,500,900 Common Shares beneficially owned by Scepter Holdings, Inc.

Principal Shareholders, Current Directors and Named Executive Officers
Name Of Beneficial Owner	Common Stock(1)	Percent Of Class

Merrill Lynch Investment Managers (2) World Financial Center, North Tower 250 Vesey Street New York, New York 10381	5,486,405	10.3%
Capital Group International Incorporated(3) 11100 Santa Monica Boulevard, 15th Floor Los Angeles, California 90025	5,186,200	9.8%
Deutsche Asset Management Americas 280 Park Avenue New York, New York 10017	4,511,484	8.5%
Stephen F. Mandel, Jr. (4) Lone Pine Capital LLC Two Greenwich Plaza Greenwich, Connecticut 06830	3,849,700	7.3%
Credit Suisse First Boston, Inc. 11 Madison Avenue New York, New York 10010	3,325,263	6.3%
Barry M. Ariko	-0-	-0-
Donald P. Casey(5)	19,745	*
Norman A. Fogelsong(6)	1,378,101	2.6%
Beatriz V. Infante(7)	517,395	1.0%
Christopher B. Paisley(8)	28,455	0.1%
John W. Peth(9)	85,272	0.2%
David B. Wright(10)	16,944	*
Gary E. Barnett(11)	261,938	0.5%
Rod Butters(12)	241,639	0.5%
Gary A. Wetsel(13)	15,000	*
Sussie O. Hereford(14)	39,000	0.1%
Betsy Rafael(15)	6,000	*
Gary L. Smith(16	2,400	*
All directors and executive officers as a group (10 persons)(17)	2,564,489	4.8%

*Less than 1%

(1)   Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Common Shares.

(2)   Merrill Lynch & Co., Inc. (ML&Co.), Master Small Cap Value Trust and Merrill Lynch Investment Managers (MLIM) together have voting and dispositive power over 6,128,655 Common Shares owned. ML&Co. is a holding company whose indirectly-owned asset management subsidiaries, including Fund Asset Management, L.P., Merrill Lynch Investment Managers, L.P. and QA Advisor L.L.C. hold Common Shares. The investment advisers that comprise MLIM exercise voting and investment power over portfolio securities independently from other direct and indirect subsidiaries of ML&Co. and may therefore be deemed the beneficial owner of such securities.

(3)   Capital Group International, Inc. (Capital Group) has sole dispositive power with respect to all of the Common Shares and sole voting power with respect to 3,725,400 Common Shares. Capital Group is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the Common Shares. Capital Group does not have direct investment power or voting power over any of the Common Shares, however, Capital Group may be deemed to be the beneficial owner of the Common Shares by virtue of Rule 13d-3 under the Securities Exchange Act of 1934.

(4)   The 3,906,000 shares reported by Lone Pine Capital, LLC may be deemed to be beneficially owned by Stephen F. Mandel, Jr., including (a) 706,992 Common Shares beneficially owned by Lone Pine Associates LLC, of which (i) 140,617 Common Shares are beneficially owned by Lone Spruce, L.P. ("Lone Spruce"), (ii) 308,578 Common Shares are beneficially owned by Lone Balsam, L.P. ("Lone Balsam") and (iii) 257,797 Common Shares are beneficially owned by Lone Sequoia, L.P. ("Lone Sequoia") and (b) 3,199,008 Common Shares are beneficially owned by Lone Pine Capital LLC. Lone Pine Associates LLC is the general partner of Lone Spruce, Lone Sequoia and Lone Balsam, and has the power to direct the affairs of Lone Spruce, Lone Sequoia and Lone Balsam, including decisions respecting the disposition of the proceeds from the sale of Common Shares. Mr. Mandel is the Managing Member of Lone Pine Associates LLC and in that capacity directs its operations.

(5)   Includes 7,500 Common Shares issuable pursuant to options that are exercisable by Mr. Casey within 60 days of October 31, 2002.

(6)   Includes 1,117,601 Common Shares held by the Fogelsong Family Trust. Also includes 250,000 Common Shares held of record by Institutional Venture Partners, for which Mr. Fogelsong works as a venture capitalist, as to which Mr. Fogelsong disclaims beneficial ownership except to the extent of his pecuniary interest therein. Also includes 10,500 Common Shares issuable pursuant to options that are exercisable by Mr. Fogelsong within 60 days of October 31, 2002.

(7)   Includes 487,395 Common Shares issuable pursuant to options that are exercisable by Ms. Infante within 60 days of October 31, 2002.

(8)   Includes 13,500 Common Shares issuable pursuant to options that are exercisable by Mr. Paisley within 60 days of October 31, 2002.

(9)   Includes 10,500 Common Shares issuable pursuant to options that are exercisable by Mr. Peth within 60 days of October 31, 2002.

(10)  Includes 7,500 Common Shares issuable pursuant to options that are exercisable by Mr. Wright within 60 days of October 31, 2002.

(11)  Includes 174,438 Common Shares issuable pursuant to options that are exercisable by Mr. Barnett within 60 days of October 31, 2002.

(12)  Includes 233,437 Common Shares issuable pursuant to options that are exercisable by Mr. Butters within 60 days of October 31, 2002.

(13)  Mr. Wetsel joined the Company on April 1, 2002

(14)  Includes 37,500 Common Shares issuable pursuant to options that are exercisable by Ms. Hereford within 60 days of October 31, 2002.

(15)  Ms. Rafael resigned as an employee of the Company on March 29, 2002.

(16)  Mr. Smith resigned as an employee of the Company on September 4, 2001.

(17)  Includes 944,770 shares issuable pursuant to options that are exercisable by all directors and executive officers within 60 days of October 31, 2002.

CERTAIN ADDITIONAL INFORMATION

       The rules of the Securities and Exchange Commission require Scepter to make available to shareholders certain additional information with respect to its director nominees and any others who may be deemed to be participants in Scepter's solicitation (each, including all the entities specified in the following paragraphs, a "Participant").

       The name, business address, principal occupation and principal business of Scepter's nominees appear above under "Special Meeting Proposals--Proposal No. 2: Director Election Resolution." Scepter Holdings, Inc. is a Texas corporation, the principal business of which is serving as the ultimate general partner of one of the groups of investment entities located in Fort Worth, Texas that are collectively referred to herein as Q Investments. Scepter Holdings, Inc. is wholly-owned by Geoffrey Raynor. Mr. Raynor's principal occupation or employment is overseeing the investment entities referred to herein as Q Investments. Amalgamated Gadget, L.P. is a Texas limited partnership, the principal business of which is providing investment consulting services to Cayman Islands companies. Acme Widget, L.P. is a Texas limited partnership, the principal business of which is serving as the general partner of several investment partnerships and activities related thereto. Renegade Swish, LLC is a Texas limited liability company, the principal business of which is providing employees and services to other members of Q Investments. Renegade Swish, LLC is controlled by its sole member, Renegade Resources, Inc. Renegade Resources, Inc. is a Texas corporation, the principal business of which is serving as the ultimate general partner of a diversified group of businesses. Renegade Resources, Inc. is controlled by its majority shareholder, Geoffrey Raynor. The business address of each person and entity named in this paragraph is 301 Commerce Street, Suite 2975, Fort Worth, Texas 76102.

       R2 Investments, LDC is a Cayman Islands limited duration company, the principal business of which is investments. The business address of R2 Investments, LDC is Walkers SPV Limited, Mary Street, PO BOX 908 GT, George Town Grand Cayman, Cayman Islands.

       The number of Common Shares owned, of record or beneficially, by Scepter and its nominees is set forth above under "Voting Securities Outstanding -- Scepter and its Nominees" and the notes thereto. Note 1 thereto sets forth the number of shares owned, of record or beneficially, by Scepter Holdings, Inc., Geoffrey Raynor, Amalgamated Gadget, L.P. and R2 Investments, LDC. Except insofar as any of the persons and entities specified in Note 1 may be deemed, under the rules of the Securities and Exchange Commission, to be the indirect owners of the 3,500,900 shares directly held by R2 Investments, LDC, and except as set forth in Schedule I hereto, none of such persons and entities owns any securities of the Company.

       Schedule I hereto states, with respect to all securities of the Company purchased or sold within the past two years by each Participant, the dates on which they were purchased or sold and the amount purchased or sold on each such date. Participants not named in Schedule I have not purchased or sold any of the Company's securities. No part of the purchase price or market value of any of such securities is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities. Except as set forth herein, no Participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any of the Company's securities including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies.

       Except as set forth above and under "Voting Securities Outstanding -- Scepter and its Nominees," neither the Participants nor any of their associates own beneficially, directly or indirectly, any securities of the Company.

       Each of Scepter's nominees has agreed to being named in this Proxy Statement and to serve as a director of the Company if elected.

       Except as set forth above under "The Special Meeting Proposals-- Proposal No. 1: Director Election Resolution," or under "Certain Additional Information," no Participant or any associate of any Participant (i) has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, (ii) has any arrangement or understanding with any person with respect to any future transactions to which the Company or any of its affiliates will or may be a party or (iii) had during the last fiscal year any direct or indirect material interest with respect to any, or has any such interest with respect to any currently proposed, transaction or series or similar transactions in which the amount involved exceeds $60,000 and to which the Company or any of its subsidiaries was or is to be a party.

THE SOLICITATION

       The entire cost of the solicitation of proxies by Scepter will be borne by Scepter and R2 Investments, LDC. Scepter intends to seek reimbursement from the Company for these expenses if Scepter nominees are elected to the Board. Scepter does not intend to submit the question of such reimbursement to a vote of the Company's shareholders. Scepter estimates that total expenditures relating to such solicitation, including D. F. King's fees and expenses, will be approximately $300,000 of which approximately $200,000 has been expended to date. Proxies will be solicited by mail, advertisement, telephone, electronic mail and in person. Nominees and the other persons identified as Participants herein may, without additional compensation, make solicitations through personal contact or by telephone, and arrangements may be made with brokerage houses or other custodians, nominees and fiduciaries to send solicitation material to their principals. Scepter will reimburse any such person for his reasonable expenses. In addition, Scepter has retained D. F. King to assist in the solicitation of proxies on behalf of Scepter for a fee not to exceed $30,000 and reimbursement for its direct and indirect expenses. Scepter cannot now determine how many persons will be used by D. F. King in its solicitation efforts but anticipates approximately 25 such persons will be used. Scepter also expects to agree to indemnify D. F. King against certain liabilities and expenses, including liabilities and expenses under the federal securities laws.

Annex A

No registration statement for the rights offering described herein has been filed with the Securities and Exchange Commission. These securities will not be offered unless and until a registration statement is filed with the Securities and Exchange Commission, and no securities may be sold, nor any offer to buy be accepted prior to the time any such registration statement becomes effective. This proxy statement and term sheet do not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities prior to registration or qualification under applicable State securities laws.

RIGHTS OFFERING TERMS

       The following describes an offering of the Series B Convertible Preferred Stock of Aspect Communications Corporation (the "Company") that would be structured in such a way that each shareholder of record will be entitled to purchase its pro-rata portion of the Series B Convertible Preferred Stock. There will be no oversubscription rights; however, if the rights offering is not fully subscribed, Scepter or one of its related or associated entities will purchase any unsubscribed shares on standard market terms and conditions. In addition to the terms contained in this summary, the rights offering would also contain standard terms and conditions for such an offering.

Number of Shares	50,000 shares of Series B Convertible Preferred Stock.
Non-transferability	The right to purchase the Series B Convertible Preferred Stock will be non-transferable.
Rank

Senior to all classes of the Company's common stock, if ever issued, the Company's Series A Participating Preferred Stock and to each other class or series of capital stock of the Company now or hereafter established.

Liquidation Value	$1,000 per share.
Liquidation Preference

In the case of a voluntary or involuntary liquidation, dissolution or winding up of the Company (a "Liquidation Event"), holders of Series B Convertible Preferred Stock are entitled to receive a liquidation preference equal to the greater of (i) $1,000 or, in the case of a Liquidation Event that is a Change in Control (as defined), 125% of the sum of $1,000 plus all accrued and unpaid dividends to the payment date, and (ii) the amount such holder would be entitled to receive if such share of Series B Convertible Preferred Stock had been converted into common stock immediately prior to such Liquidation Event.

Dividends

Cumulative, at a rate of 10% per annum, accruing daily and payable semi-annually on June 30 and December 31. Dividends that are not declared or paid will accumulate. Up to 50% of dividends may be paid in common stock.

Conversion

Each share of Series B Convertible Preferred Stock is convertible into common stock at the option of the holder thereof. The number of shares of common stock into which a share of Series B Convertible Preferred Stock is convertible shall be determined by dividing the Liquidation Value by the Conversion Price (initially $2.25), which is subject to adjustment upon the occurrence of certain events. Each share of Series B Convertible Preferred Stock initially will be convertible into 444.4444 shares of common stock.

Mandatory Conversion

The Company may, at its option, elect to cause all or any portion of the outstanding shares of Series B Convertible Preferred Stock to be converted into common stock in connection with the consummation of a Qualified Public Offering (an underwritten public offering of common stock at a price per share exceeding $8.00); provided that all such shares are sold pursuant to such Qualified Public Offering.

Voting Rights

Except to the extent that voting as a separate class or series is required by law or the protective provisions described below, the holders of Series B Convertible Preferred Stock shall vote together with the common stock on all matters subject to a shareholder vote on an as-converted basis.

Protective Provisions

So long as any shares of Series B Convertible Preferred Stock are outstanding, the Company shall not, without the affirmative vote or consent of a majority of the outstanding shares of Series B Convertible Preferred Stock, alter or change the preferences, rights or powers of the Series B Convertible Preferred Stock.

Pre-emptive Rights

The holders of the Series B Convertible Preferred Stock will be entitled to pre-emptive rights such that each time the Company issues any shares of common stock or common stock equivalents (other than standard exceptions for dividends, conversion of currently outstanding securities and issuances to officers, directors and employees), the Company will offer to sell to such holders the number of shares that would be necessary to maintain such holders' ownership percentage.

Schedule I

     This Schedule sets forth (i) information concerning all shares of the Common Stock of Aspect Communications Corporation purchased and sold by each Participant within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date and (ii) information concerning all Zero Coupon Convertible Subordinated Debentures ("Debentures") of Aspect Communications Corporation purchased and sold by each Participant within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date. Currently, Scepter Holdings, Inc. owns beneficially (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 3,500,900 shares of Common Stock or approximately 6.6% of the Common Stock outstanding and no Debentures; however, Amalgamated Gadget, L.P., on behalf of R2 Investments, LDC, has entered into a cash settled total return swap arrangement with respect to $129,811,000 principal amount of the Debentures. None of the Participants have purchased or sold any securities of Aspect Communications Corporation other than Common Stock and Zero Coupon Convertible Subordinated Debentures set forth below within the past two years.

Scepter Holdings, Inc.
Common Stock

Date	Number of Shares Purchased (P) or Sold (S)
09/21/01	10,700 (P)
10/02/01	30,000 (P)
10/03/01	1,100 (P)
11/28/01	41,800 (S)
04/11/02	3,000,000 (S)
04/11/02	3,000,000 (S)
04/12/02	500,000 (S)
04/16/02	500,000 (S)
04/16/02	200,000 (S)
04/16/02	200,000 (S)
04/16/02	500,000 (S)
04/17/02	750,000 (S)
04/30/02	500,000 (S)
04/30/02	500,000 (P)
05/07/02	200,000 (P)
05/07/02	200,000 (S)
05/07/02	500,000 (P)
05/07/02	500,000 (S)
07/24/02	1,300,000 (P)
07/24/02	3,100,000 (P)
07/25/02	200,000 (P)
07/25/02	800,000 (P)
11/15/02	7,100 (P)
11/15/02	35,000 (P)
11/18/02	220,900 (P)
11/19/02	10,000 (P)
11/19/02	137,100 (P)
11/20/02	45,000 (P)
11/20/02	62,000 (P)
11/20/02	1,000,000 (S)
11/25/02	25,000 (P)
12/02/02	900,000 (P)
12/02/02	100,000 (P)
12/03/02	1,625,000 (P)
12/04/02	12,000 (P)
12/04/02	25,100 (P)
12/05/02	54,400 (P)
12/06/02	20,000 (P)
12/06/02	1,000,000 (P)
12/09/02	50,000 (P)
12/09/02	120,000 (P)
12/09/02	600 (P)
12/09/02	500 (P)
12/10/02	50,000 (P)
12/10/02	1,525,000 (P)
12/10/02	835,400 (P)
12/10/02	1,525,000 (S)
12/10/02	835,400 (S)
12/11/02	1,625,000 (P)
12/12/02	98,200 (P)
12/13/02	5,000 (P)
12/16/02	95,100 (P)
12/17/02	25,300 (P)
12/18/02	46,400 (P)
12/19/02	45,100 (P)
12/19/02	20,000 (P)
12/20/02	134,400 (P)
12/20/02	20,000 (P)
12/20/02	556,100 (P)
12/20/02	75,000 (P)
12/23/02	35,000 (P)
12/23/02	5,000 (P)
12/23/02	35,000 (P)
12/24/02	42,600 (P)
12/26/02	4,300 (P)
12/27/02	35,100 (P)
12/30/02	7,300 (P)
12/30/02	12,500 (P)
12/30/02	31,500 (P)
12/31/02	38,300 (P)
12/31/02	2,500 (P)
01/06/03	92,700 (P)
01/08/03	97,400 (P)
01/09/03	50,000 (P)
01/17/03	16,400 (P)

Zero Coupon Convertible Subordinated Debentures

Date	Principal Amount of Bond Purchased (P) or Sold (S)
(dollars in thousands)
05/01/01	5,000 (P)
07/23/01	5,000 (P)
01/23/02	10,000 (S)
01/29/02	5,000 (S)
02/08/02	5,000 (P)
04/01/02	5,000 (P)
04/04/02	25,000 (P)
04/05/02	5,000 (P)
04/08/02	10,000 (P)
04/09/02	10,000 (P)
04/10/02	14,500 (P)
04/12/02	2,500 (P)
04/17/02	1,000 (P)
04/18/02	3,000 (P)
05/09/02	5,000 (P)
05/09/02	7,000 (P)
05/09/02	3,000 (P)
05/13/02	1,311 (P)
07/17/02	2,000 (P)
07/26/02	10,000 (S)
07/29/02	15,000 (S)
11/15/02	8,000 (P)
11/19/02	2,500 (P)
12/02/02	79,811 (S)

IMPORTANT

       If your Common Shares are registered in the name of a brokerage firm, bank or other institution, only it can execute a proxy for such shares and only after receiving your specific instructions. Accordingly, please sign, date and return the enclosed GREEN proxy card in the envelope provided or contact the person responsible for your account and instruct that person to execute the GREEN proxy card. Returning the GREEN proxy card will have no effect on the proposals to be considered at the Company's special meeting of shareholders currently scheduled for January 21, 2003. If you have any questions or need assistance, please contact D. F. King & Co., Inc., which is assisting us in this matter, toll free at 1-800-487-4870 or collect at 212-269-5550

PLEASE ACT PROMPTLY -- SIGN, DATE AND MAIL THE GREEN
PROXY CARD TODAY!

IMPORTANT

     If your Common Shares are registered in the name of a brokerage firm, bank or other institution, only it can execute a proxy for such shares and only after receiving your specific instructions. Accordingly, please sign the vote instruction form sent to you by your broker or the form of proxy sent to you by the Company and vote AGAINST the Vista Transaction. If you have already returned your vote instruction form, please contact the person responsible for your account and instruct that person to vote AGAINST the Vista Transaction. If you have any questions or need assistance in voting your shares, please contact D. F. King & Co., Inc., which is assisting us in this matter, toll free at 1-800-487-4870 or collect at 212-269-5550.

PLEASE ACT PROMPTLY -- VOTE AGAINST THE VISTA TRANSACTION